SIERCHIO GRECO & GRECO, LLP

110 East 59th Street, 29th Floor

NEW YORK, NEW YORK 10022

TELEPHONE (212) 246-3030

FACSIMILE (212) 486-0208

Joseph Sierchio

Alfred V. Greco

Paul V. Greco*

____________

* Retired

December 6, 2007

By Federal Express

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Suzanne Hayes

Mail Stop: 6010

Re:

MicroChannel Technologies Corporation- the Registration Statement on Form SB-2 filed on October 1, 2007 (File No. 333-146404)-Filing of Pre Effective Amendment No. 2 (filed December 6, 2007) in response to Staff Comment Letter dated December 3, 2007.

We have been authorized by the MicroChannel Technologies Corporation (the “Company”) to submit the following responses on its behalf to your letter of October 26, 2007 (the “December 3rd Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the December 3rd Letter.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 2 to the Form SB-2 as filed on December 6, 2007, four copies of which have been delivered to the Staff under separate cover.  Page references are to the hard copy of the prospectus as set forth in Pre Effective Amendment No. 2 as marked, unless otherwise indicated.

1.

Pursuant to telephonic discussions with Ms. Paula Culver (202-551-8900-Option3) of Filer Support, the Company has advised that the technical issue has been resolved.

2.

The suggested disclosure has been made. See page 13.

3.

The suggested disclosure has been made. See pages 21-22.

4.

The suggested disclosure has been made. See page 25.

5.

The suggested disclosure has been made. See page 28.

6.

The suggested disclosure has been made. See page 42 and 44.

7.

The suggested disclosure has been made. See pages 45-46.

8.

The requested change has been made on page 52.

9.

The requested revision has been made. See Footnote 1 to the Financial Statements.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

/s/ Joseph Sierchio

Joseph Sierchio

cc.: MicroChannel Technologies Corporation.